Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated May 16, 2023)	Registration No. 333-271970

INTAPP, INC.

Common Stock

Preferred Stock

Debt Securities

Warrants

Purchase Contracts

Units

And

30,728,780 shares of our Common Stock

Offered by the Selling Securityholders

This prospectus supplement updates and amends the selling securityholders information contained in the prospectus, dated May 16, 2023 (as supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-3 (Registration No. 333-271970). The Prospectus originally registered for resale up to 47,816,280 shares of our common stock held by certain selling securityholders, and following sales of 17,087,500 of such shares, this prospectus supplement relates to the resale from time to time of up to 30,728,780 remaining shares by the selling securityholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our Common Stock involves risks that are described in the “Risk Factors” section beginning on page 4 of the Prospectus and in the documents incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 15, 2024.

SELLING SECURITYHOLDERS

The following information, presented as of April 8, 2024, is being provided to update the selling securityholder table in the Prospectus to reflect the sale of 17,087,500 shares in the aggregate by the selling securityholders that were originally included in the Prospectus. The percentage of shares beneficially owned prior to, and after, the offering is based on 73,395,893 shares of common stock outstanding as of April 8, 2024. Where the name of a selling securityholder identified in the table below also appears in the Selling Securityholders table in the Prospectus, the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the Prospectus.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Prior to this Offering		Maximum number of common stock shares that may be offered pursuant to this prospectus	After this Offering
	Number	%		Number	%
Entities affiliated with Anderson(1)	17,146,805	23.36%	17,146,805	—	*
Entities affiliated with Great Hill(2)	6,727,021	9.17%	6,694,251	32,770	*
John Hall(3)	6,964,814	9.49%	6,887,724	77,090	*

*	Less than 1 percent.
(1)

Consists of (i) 15,226,805 shares of common stock held of record by Anderson Investments Pte Ltd. (“Anderson”) and (ii) 1,920,000 shares of common stock held of record by Aranda Investments Pte. Ltd. (“Aranda”). Anderson is a direct wholly-owned subsidiary of Thomson Capital Pte. Ltd., or Thomson, which in turn is a direct wholly-owned subsidiary of Tembusu Capital Pte. Ltd., or Tembusu, which in turn is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek. In such capacities, each of Thomson, Tembusu and Temasek may be deemed to have voting and dispositive power over the shares held by Anderson. Aranda is an indirect wholly-owned subsidiary of Temasek. In such capacity, Temasek may be deemed to have voting and dispositive power over the shares held by Aranda. The address for Anderson, Thomson, Tembusu and Temasek is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(2)

Consists of (i) 6,670,294 shares of common stock held of record by Great Hill Equity Partners IV, LP (“GHEP IV”); (ii) 23,957 shares of common stock held of record by Great Hill Investors, LLC (“GHI LLC”); (iii) 16,385 shares of common stock held of record by Chris Gaffney; and (iv) 16,385 shares of common stock held of record by Derek Schoettle. GHP IV, LLC (“GHP IV”) is the general partner of Great Hill Partners GP IV, L.P. (“GP IV”), which is the general partner of GHEP IV. Voting and investment determinations with respect to the securities held of record by GHEP IV are made by the Managers of GHP IV, who are Chris S. Gaffney, Matthew T. Vettel, Mark D. Taber, and Michael A. Kumin. As such, each of the foregoing individuals and entities may be deemed to share beneficial ownership of the securities held of record by GHEP IV. Voting and investment determinations with respect to the securities held of record by GHI LLC are made by its Managers, who are Chris S. Gaffney, Matthew T. Vettel, Mark D. Taber, and Michael A. Kumin. As such, each of the foregoing individuals may be deemed to share beneficial ownership of the securities held of record by GHI LLC. The shares of common stock held of record by Chris Gaffney and Derek Schoettle are beneficially owned by GHEP IV pursuant to its amended and restated limited partnership agreements. Each individual named in this footnote disclaims any such beneficial ownership. The address of each of these individuals and entities is c/o Great Hill Partners, L.P., 200 Clarendon Street, 29th Floor, Boston, MA 02116.

(3)

Consists of (i) 5,002,275 shares of common stock held of record by John Hall and (ii) 1,962,539 shares of common stock subject to equity awards held by Mr. Hall that are vested and exercisable within 60 days of the date hereof. Mr. Hall is our Chief Executive Officer and Chairman of the Board, and his address is c/o Intapp, Inc., 3101 Park Blvd, Palo Alto, CA 94306.